News Release

Brookfield Power and Emera Complete Joint Financing

GATINEAU, May 4, 2007 - Brookfield Power Inc. and Emera Inc. today announced the completion of a senior secured non-revolving credit facility in the amount of US$125 million for their joint venture, Bear Swamp Power Company LLC ("Bear Swamp").

The joint venture operates a 600 MW pumped storage generating facility and 10 MW run of river facility located in Northern Massachusetts. Bear Swamp recently entered into a contract with Long Island Power Authority for the sale of energy, capacity and environmental attributes over a period of fifteen years.

The five-year credit facility bears interest at a LIBOR-based facility rate, secured by the assets of Bear Swamp and is due in May 2012. Proceeds of the financing will be distributed equally to the two joint venture partners.

The financing was provided by a syndicate of lenders led by The Bank of Nova Scotia, acting as administrative agent and the Canadian Imperial Bank of Commerce, acting as syndication agent. The Bank of Nova Scotia and the Canadian Imperial Bank of Commerce were co-lead arrangers.

About Brookfield Power
Brookfield Power comprises the power generating, transmission, distribution and marketing operations of Brookfield Asset Management Inc. Brookfield Power has developed and successfully operated hydroelectric power facilities for almost 100 years. Brookfield Power’s portfolio of assets owned or under management comprise almost 3,800 megawatts of capacity and include 140 hydroelectric power generating stations and 1 pumped storage facility located on 50 river systems, 1 wind farm and 2 thermal plants. (See www.brookfieldpower.com for more details). Brookfield Asset Management Inc., focused on property, power and infrastructure assets, has over US$70 billion of assets under management and is co-listed on the New York and Toronto Stock Exchanges under the symbol BAM. (See www.brookfield.com for more details).

About Emera
Emera Inc. (EMA-TSX) is an energy and services company with $4.0 billion in assets. Electricity is Emera's core business. The company has two wholly-owned regulated electric utility subsidiaries, Nova Scotia Power Inc. and Bangor Hydro-Electric Company, which together serve 590,000 customers. Emera also owns 19% of St. Lucia Electricity Services Limited, which serves more than 50,000 customers on the Caribbean island of St. Lucia. In addition to its electric utility investments, Emera has a joint venture interest in Bear Swamp, a 600 megawatt pumped storage hydro-electric facility in northern Massachusetts; a 12.9% interest in the Maritimes & Northeast Pipeline ; and Emera Energy Services, which manages energy assets on behalf of third parties and provides related services. Visit Emera on the web at ww.emera.com.

Contacts:

Brookfield Power Inc.
Grace Pollock
Director, Corporate Communications and Investor Relations
Tel: (819) 561-8072
e-mail: grace.pollock@brookfieldpower.com

Emera Inc.
Judy Steele, FCA
Director, Investor and External Relations
Tel: (902) 428-6999